UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Tower International, Inc.

(Name of Subject Company (Issuer))

Tiger Merger Sub, Inc.

(Offeror)

a direct, wholly-owned subsidiary of

Autokiniton US Holdings, Inc.

(Parent of Offeror)

KPS Investors IV Ltd.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value USD 0.01 per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

George Thanopoulos

President

Autokiniton US Holdings, Inc.

17757 Woodland Drive

New Boston, Michigan 48164

Telephone: (734) 397-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Angelo Bonvino

Michael Vogel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$661,711,116.50	$80,199.39

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 20,690,457 shares of common stock, par value $0.01 per share (the “Shares”), of Tower International, Inc., a Delaware corporation (“Tower”) outstanding multiplied by the offer price of $31.00 per Share; (ii) 457,102 Shares reserved for issuance upon the settlement of outstanding Tower restricted stock unit awards (“RSUs”) multiplied by the offer price of $31.00 per Share; and (iii) 326,556 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $31.00 per Share, multiplied by the offer price of $31.00 per share minus the exercise price for each such Option. The foregoing Share figures have been provided by Tower to the Offeror and are as of August 9, 2019, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	80,199.39	Filing Party:	Tiger Merger Sub, Inc., Autokiniton US Holdings, Inc. and KPS Investors IV Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	August 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) and is being filed by Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a direct, wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by certain private equity funds for which KPS Investors IV Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $31.00 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

Amendments to the Schedule TO and the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

•	amending and replacing all references to the definition of “Parent” by adding “AGG” to the defined term as follows:

“Autokiniton US Holdings, Inc., a Delaware corporation (“Parent” or “AGG”)”;

•	amending and replacing all references to “Autokiniton Global Group, Inc.” with references to “AGG”;

•	replacing the second and third paragraphs of Section 9 (entitled “Certain Information Concerning the Offeror, Parent and KPS IV”) of the Offer to Purchase with the following:

“Parent. Parent was incorporated on April 13, 2018 and is an indirect subsidiary of Autokiniton Global Group (Alberta), LP, whose ultimate General Partner is KPS IV. Parent is the parent company of a group of operating companies that supply metal-formed components and complex assemblies to the automotive industry, manufacturing body structures, interior components, closures, thermal management components, and chassis components.

KPS IV. The principal business activity of KPS IV, a Cayman Islands exempted company, is to act as General Partner to certain private equity funds affiliated with KPS Capital Partners, LP (“KPS Capital Partners”) that generally invest in manufacturing and industrial companies across a diverse array of industries, including basic materials, branded consumer, healthcare and luxury products, automotive parts, capital equipment and general manufacturing. KPS IV serves as the ultimate general partner of Autokiniton Global Group (Alberta), LP, the ultimate parent of AGG. Certain KPS Special Situations Funds (the “KPS Funds”) are limited partners in Autokiniton Global Group (Alberta), LP and are managed by KPS Capital Partners.

•	replacing the first paragraph of Section 18 (entitled “Miscellaneous”) of the Offer to Purchase with the following:

“Neither the Offeror nor Parent is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.”

•

replacing the first paragraph of subsection 2. Parent of Schedule A of the Offer to Purchase (entitled “Directors and Executive Officers of The Offeror, Parent and Certain Related Persons”) with the following:

“Parent. Parent was incorporated on April 13, 2018 and is an indirect subsidiary of Autokiniton Global Group (Alberta), LP, whose ultimate General Partner is KPS IV. Parent is the parent company of a group of operating companies that supply metal-formed components and complex assemblies to the automotive industry, manufacturing body structures, interior components, closures, thermal management components, and chassis components. The principal office address of Parent is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100.”

•

replacing the first paragraph of subsection 3. KPS IV of Schedule A of the Offer to Purchase (entitled “Directors and Executive Officers of the Offeror, Parent and Certain Related Person”) with the following:

“KPS IV. The principal business activity of KPS IV, a Cayman Islands exempted company, is to act as General Partner to certain private equity funds affiliated with KPS Capital Partners, LP (“KPS Capital Partners”) that generally invest in manufacturing and industrial companies across a diverse array of industries, including basic materials, branded consumer, healthcare and luxury products, automotive parts, capital equipment and general manufacturing. KPS IV serves as the ultimate general partner of Autokiniton Global Group (Alberta), LP, the ultimate parent of AGG. The principal office address of KPS IV is 485 Lexington Avenue, 31st Floor, New York, NY 10017. The telephone number at the principal office is (212) 338-5100.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended as follows:

Exhibit No.	Description

(d)(3)	Confidentiality Agreement, dated September 19, 2018, between Autokiniton US Holdings, Inc. and Tower.*

(d)(4)	Amendment to Confidentiality Agreement, dated January 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(5)	Clean Team Confidentiality Agreement, dated May 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(6)	Clean Team Termination Agreement, dated July 12, 2019, between Autokiniton US Holdings, Inc. and Tower.*

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 15, 2019.*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 15, 2019.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated (incorporated by reference to Exhibit 99.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019).*

(b)(1)	Debt Commitment Letter, dated as of July 12, 2019, among Autokiniton US Intermediate, Inc., Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., Barclays Bank PLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Royal Bank of Canada and RBC Capital Markets.*

(d)(1)	Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, Offeror and Tower (incorporated by reference to Exhibit 2.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019)*.

(d)(2)	Equity Commitment Letter and Limited Guarantee, dated as of July 12, 2019, pursuant to which certain equity funds controlled by KPS IV have committed cash as capital to Parent.*

(d)(3)	Confidentiality Agreement, dated September 19, 2018, between Autokiniton US Holdings, Inc. and Tower. *

(d)(4)	Amendment to Confidentiality Agreement, dated January 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(5)	Clean Team Confidentiality Agreement, dated May 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(6)	Clean Team Termination Agreement, dated July 12, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(7)	Exclusivity Agreement, dated July 6, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGER MERGER SUB, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

AUTOKINITON US HOLDINGS, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

KPS INVESTORS IV LTD.

By:	/s/ Michael G. Psaros
Name: Michael G. Psaros
Title: Director

Dated August 21, 2019